PRESS RELEASE	FOR IMMEDIATE RELEASE

Tembec to idle its coated paper mill located in St. Francisville, Louisiana

Temiscaming, Quebec, June 1, 2007 – Tembec today announced that its coated paper mill located in St. Francisville, Louisiana will be indefinitely idled, with a target date for idling of July 31, 2007. It will affect approximately 540 employees.

The St. Francisville mill has a capacity of 325,000 short tons of coated and specialty papers, primarily used in catalogues, magazines and cover stock. Tembec acquired the facility in June 2001 by way of a Chapter 11 bankruptcy proceeding involving the mill’s former owner, Crown Paper Co.

A number of factors have combined to make this decision necessary, according to Dan Alexander, Executive Vice President and President, Paper Group. “The effect of challenging market conditions in terms of both price and demand, the inconsistent performance of the mill in terms of production, the increased cost of purchased energy, and the high manufacturing costs at this site have resulted in a situation that could not be sustained. While there has been progress during the past year, the overall financial performance of this site has been and continues to be unacceptable,” said Mr. Alexander.

The decision to idle St. Francisville is consistent with the recovery plan that was announced last year by Tembec President and CEO, James Lopez. Margin improvement at all manufacturing locations is central to this plan and the Company had indicated that, where no long-term solutions could be identified and implemented to achieve this goal, necessary action would be taken.

“Significant steps were taken in 2006 to lower the operating costs of this facility and upgrade the product mix. Despite these changes, this facility continues to be hampered by high energy costs, low machine productivity and difficult market conditions. The Company will continue to evaluate options to improve the profitability of this site and will take all available steps to ensure its customers will not experience supply interruptions,” said Mr. Lopez.

Tembec indicated that it is reviewing the full range of alternatives for this site. The Company would not speculate on the outcome of this review process.

“Decisions of this nature are never easy to make, and Tembec regrets the impact of today’s announcement on employees, their families and the St. Francisville community,” concluded Mr. Alexander.

Tembec is a large, diversified and integrated forest products company. With operations principally located in North America and in France, the Company employs approximately 9,000 people. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate to the Company’s or management’s objectives, projections, estimates, expectations, or predictions of the future and can be identified by words such as “anticipate”, “estimate”, “expect” and “project” or variations of such words. These statements are based on certain assumptions and analyses by the Company that reflect its experience and its understanding of future developments. Such statements are subject to a number of uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs, and other factors identified in the Company’s periodic filings with securities regulatory authorities in Canada and the United States. Many of these uncertainties are beyond the Company’s control and, therefore, may cause actual actions or results to differ from those expressed or implied herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information:	John Valley Executive Vice President, Business Development and Corporate Affairs Tel.: 416-864-7502 Cell: 289-259-5699